

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2012

Via Email
J. Ryan VanWinkle
Chief Financial Officer
Ferrellgas Partners, L.P.
7500 College Boulevard, Suite 1000
Overland Park, KS 66210

> **Re:** **Ferrellgas Partners, L.P.**
> **Ferrellgas Partners Finance Corp.**
> **Ferrellgas, L.P.**
> **Ferrellgas Finance Corp.**
> **Form 10-K for Fiscal Year Ended July 31, 2011**
> **Filed September 26, 2011**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2011**
> **Filed December 9, 2011**
> **File Nos. 001-11331, 000-50183, 000-50182, 333-06693-02**

Dear Mr. VanWinkle:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief